October 3, 2024

Michael Cavanaugh
Chief Executive Officer
RANGE IMPACT, INC.
200 Park Avenue, Suite 400
Cleveland, Ohio 44122

       Re: RANGE IMPACT, INC.
           Amendment No. 1 to Annual Report on Form 10-K
           Amendment No. 1 to Quarterly Report on Form 10-Q
           Filed August 8, 2024
           File No. 000-53832
Dear Michael Cavanaugh:

       We have reviewed your filings and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No.1 to Form 10-K filed August 8, 2024
Mine Safety Disclosures , page 36

1. We note your response to prior comment 1 that you ceased being the operator of a coal or other mine effective December 29, 2023, and therefore, no disclosures under Item 104 of
       Regulation S-K were required in filings for periods after such date. Please reconcile this response with your disclosure in your Form 10-Q, filed August 14, 2024, regarding your statement that Range Minerals subcontracted mining activities and that on May 1, 2024,
       Range Minerals contracted with a mining contractor at the Fola mining site in West
       Virginia. It appears, based on these disclosures that you continue to conduct mining activities. Please provide the Mine Safety Disclosure required by Item 4 in Part II of Form
       10-Q or explain how you concluded such disclosure is not required.
Form 10-Q/A filed August 8, 2024
2. Restatement of Previously Reported Financial Statements, page 13

2. We note that you reported a significant restatement to your reported Cost of Services as of
 October 3, 2024
Page 2

       March 31, 2024. Please clarify to us how you evaluated the current report requirements under Item 4.02 of Form 8-K or file any required current reports as needed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Howard M. Groedel, Esq.